UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Warren Sanger
Regal Entertainment Group
101 E. Blount Avenue
Knoxville, Tennessee 37920
(865) 922-1123

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of Reporting Persons
Regal Entertainment Group
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power
-0- shares
		8	Shared Voting Power
40,683,797 shares
		9	Sole Dispositive Power
-0- shares
		10	Shared Dispositive Power
40,683,797 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
40,683,797 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)
33.2%(1)
14	Type of Reporting Person (See Instructions)
CO

1	Names of Reporting Persons
Cineworld Group plc
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions)
OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization
England
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power
-0- shares
		8	Shared Voting Power
40,683,797 shares
		9	Sole Dispositive Power
-0- shares
		10	Shared Dispositive Power
40,683,797 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
40,683,797 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)
33.2%(1)
14	Type of Reporting Person (See Instructions)
CO

(1)	Calculated based on a total of 122,683,949 shares of Common Stock (as defined below) consisting of (i) 82,000,152 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Form 10-Q, as amended, filed on November 9, 2022 and (ii) 40,683,797 shares of Common Stock issued in exchange for, and upon redemption of, 40,683,797 common membership units of NCM LLC (as defined below) on a one-for-one basis in accordance with the redemption right set forth in the NCM LLCA (as defined below).

EXPLANATORY NOTE

This Amendment No. 13 (“Amendment No. 13”) to the Schedule 13D originally filed with the Securities and Exchange Commission on May 23, 2008 by Regal Entertainment Group (“Regal”), The Anschutz Corporation (formerly known as Anschutz Company) and Philip F. Anschutz and amended on March 20, 2009, March 26, 2009, February 14, 2011, March 18, 2013, September 9, 2013, December 11, 2013, April 19, 2018, June 21, 2018, April 2, 2019, March 30, 2020 and April 19, 2021 (as so amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of National CineMedia, Inc., a Delaware corporation (“National CineMedia” or the “Issuer”), is being filed by Regal and Cineworld Group plc (“Cineworld” and with Regal being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”), pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and the joint filing agreement filed as Exhibit A to the Schedule 13D filed on June 21, 2018, to reflect National CineMedia’s exchange of common membership units (“NCM Units”) of National CineMedia, LLC (“NCM LLC”) for shares of Common Stock on a one-for-one basis on behalf of certain affiliates of Regal on December 28, 2022 in accordance with the redemption right set forth in NCM LLC’s Third Amended and Restated Limited Liability Company Operating Agreement, as amended (the “NCM LLCA”). This Amendment No. 13 reflects changes to Items 3, 4 and 5 of the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have their respective meanings as set forth in the Schedule 13D, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On May 3, 2022, pursuant to the Common Unit Adjustment Agreement, dated February 13, 2007 (the “Common Unit Adjustment Agreement”), by and among National CineMedia, NCM LLC, Regal CineMedia Holdings, LLC, American Multi-Cinema, Inc., Cinemark Media, Inc., Regal Cinemas, Inc. and Cinemark USA, Inc., as described in Item 3 of the Schedule 13D originally filed on May 23, 2008 and incorporated by reference to Exhibit A thereto, NCM LLC cancelled 2,342,997 NCM Units in accordance with the 2021 Annual Adjustment. In accordance with the terms of the Common Unit Adjustment Agreement, no payments were made by or on behalf of any party in exchange for 2,342,997 NCM Units received by Regal Cinemas, Inc. pursuant to the 2021 Annual Adjustment.

On December 28, 2022, pursuant to the redemption right in the NCM LLCA, as previously described in Item 5 of the amendment to the Schedule 13D filed on April 19, 2022, Regal Cinemas, Inc. and Regal CineMedia Holdings, LLC, each a wholly-owned subsidiary of Regal, received 40,683,797 newly issued shares of Common Stock in exchange for 40,683,797 NCM Units, pursuant to the redemption right set forth in the NCM LLCA(the “December Exchange”). In accordance with the terms of the NCM LLCA, no payments were made by or on behalf of any party in connection with the December Exchange.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Regal and Cineworld acquired the reported shares of Common Stock for investment purposes. Apart from continuing to give effect (if any) to the Common Unit Adjustment Agreement, none of the Reporting Persons is currently aware of any plans or proposals that would relate to or result in any of the events enumerated in Item 4(a)-(j).

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. As noted on the cover pages, the beneficial ownership reflected in Box 13 of each cover page is calculated based on a total of 122,683,949 shares of Common Stock on an as-converted basis, consisting of (i) 82,000,152 shares of Common Stock outstanding as of November 3, 2022, as reported in the Issuer’s Form 10-Q, as amended, filed on November 9, 2022 and (ii) 40,683,797 shares of Common Stock issued in connection with the December Exchange (the “Calculation Method”).

As a result of the issuance of the shares of Common Stock in the December Exchange, Cineworld and Regal currently may be deemed to beneficially own 40,683,797 shares of Common Stock through their ownership of Regal CineMedia Holdings, LLC and Regal Cinemas, Inc. The Reporting Persons’ beneficial ownership of 40,683,797 shares of Common Stock equates to beneficial ownership of approximately 33.2% of the Issuer’s issued and outstanding shares of Common Stock based on the Calculation Method.

Regal CineMedia Holdings, LLC is a wholly owned subsidiary of Regal CineMedia Corporation (“RCM”). RCM is a wholly owned subsidiary of Regal Cinemas, Inc. Regal Cinemas, Inc. is a wholly owned subsidiary of Regal Cinemas Corporation (“RCC”). RCC is a wholly owned subsidiary of Regal Entertainment Holdings, Inc. (“REH”). REH is a wholly owned subsidiary of Regal. Regal is a wholly owned subsidiary of Crown Intermediate Holdco, Inc. Crown Intermediate Holdco, Inc. is a wholly owned subsidiary of Crown Finance US, Inc. Crown Finance US, Inc. is a wholly owned subsidiary of Crown UK Holdco Limited (“Crown UK”). Crown UK is a wholly owned subsidiary of Cineworld. As a result, each of the foregoing may be deemed to share the power to vote and dispose of the shares of Common Stock that may be deemed to be beneficially owned by Regal or Cineworld.

Neither the filing of this Amendment No. 13 nor any of its contents shall be deemed to constitute an admission that either Reporting Person or any of the foregoing is the beneficial owner of the reported securities for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each executive officer and director of Regal and Cineworld, as set forth on Schedule A attached hereto, expressly disclaims such beneficial ownership of the securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Explanatory Note to this Amendment No. 13 is incorporated herein by reference. The NCM LLCA is attached as exhibits to this Amendment No. 13 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

		Incorporation by Reference
Exhibit	Description	Form	SEC File No.	Exhibit	Filing Date

A	National CineMedia, LLC Third Amended and Restated Limited Liability Company Operating Agreement dated as of February 13, 2007, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc.	8-K	001-33296	10.1	2/16/2007

B	First Amendment to Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated as of March 16, 2009, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc.	10-Q	001-33296	10.1.1	8/7/2009

C	Second Amendment to Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated as of August 6, 2010, by and among American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc.	8-K	001-33296	10.1	8/10/2010

D	Third Amendment to the Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated September 3, 2013, by and among American Multi-Cinema, Inc., AMC ShowPlace Theatres, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC, Regal Cinemas, Inc. and National CineMedia, Inc.	8-K	001-33296	10.1.3	9/9/2013

E	Fourth Amendment to the Third Amended and Restated Limited Liability Company Operating Agreement of National CineMedia, LLC dated January 23, 2019, by and among Cinemark Media, Inc., Cinemark USA, Inc., Regal CineMedia Holdings, LLC, Regal Cinemas, Inc., and National CineMedia, Inc.	10-K	001-33296	10.1.4	2/21/2019

Schedule A
Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of Cineworld Group plc and Regal Entertainment Group are set forth below. All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Position(s) with Reporting Person(s) and Present Principal Occupation
Alicja Kornasiewicz*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Arni Samuelsson*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Ashley Steel	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Damian Sanders	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Scott Brooker*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Secretary of Cineworld Group plc
Dean Moore*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc • Director of Cineworld Group plc
Israel Greidinger*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Deputy Chief Executive Officer of Cineworld Group plc • Director of Cineworld Group plc
John Curry	101 E. Blount Avenue Knoxville, Tennessee 37920	• Vice President and Assistant Treasurer of Regal Entertainment Group
Moshe Greidinger*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Chief Executive Officer of Cineworld Group plc • Director of Cineworld Group plc
Nisan Cohen*	8th Floor Vantage London Great West Road Brentford TW8 9AG England

•   Member of the Board of Directors of Regal Entertainment Group

•   President and Chief Executive Officer of Regal Entertainment Group

•   Chief Financial Officer of Cineworld Group plc

•   Director of Cineworld Group plc

Scott Rosenblum	101 E. Blount Avenue Knoxville, Tennessee 37920	• Non-Executive Director of Cineworld Group plc
Todd Boruff	101 E. Blount Avenue Knoxville, Tennessee 37920	• Vice President and Assistant Secretary of Regal Entertainment Group
Tal Soudry	101 E. Blount Avenue Knoxville, Tennessee 37920	• Member of the Board of Directors of Regal Entertainment Group • Senior Vice President, Chief Financial Officer and Treasurer of Regal Entertainment Group
Camela Galano	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Non-Executive Director of Cineworld Group plc
Renana Teperberg*	8th Floor Vantage London Great West Road Brentford TW8 9AG England	• Chief Commercial Officer of Cineworld Group plc • Director of Cineworld Group plc
Matt Eyre*	101 E. Blount Avenue Knoxville, Tennessee 37920	• Chairman of the Board of Directors of Regal Entertainment Group • Secretary of Regal Entertainment Group

* Not a citizen of the United States of America.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2022	REGAL ENTERTAINMENT GROUP

	By:	/s/ Nisan Cohen
	Name:	Nisan Cohen
	Title:	Board Director, President & Chief Executive Officer

Date: December 30, 2022	CINEWORLD GROUP PLC

	By:	/s/ Nisan Cohen
	Name:	Nisan Cohen
	Title:	Board Director & Chief Financial Officer